

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3030

April 8, 2009

Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, New York 14487

> **Re:** **WindTamer Corporation**
> **Registration Statement on Form S-1**
> **Amended March 30, 2009**
> **File No. 333-157304**

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   We note your response to prior comment 3; however, stating that the securities will be offered at "privately negotiated prices" where there is no existing market for the securities does not satisfy your obligation to disclose the offering price. Therefore, we reissue the comment. After you address this comment to disclose the offering price, please revise your fee table accordingly and address Regulation S-K Item 505.

Forward-Looking Statements, page 2

2.   We note your revisions to prior comment 5; however, you should not require
        investors to determine whether "applicable exemptions" apply to your statements.
        Therefore, we reissue the comment.

Risk Factors Concerning Our Business and Operations, page 2

3.   Please add a separate risk factor to highlight the risks created by exhibit 10.8,
        including (1) your inability to sell to other customers due to the exclusivity
        provisions, (2) the uncertainty regarding pricing, and (3) potential termination of
        the agreement. In this regard, please tell us what you know about the experience
        and resources of the purchaser and whether the purchaser has the ability to satisfy
        its obligations under the contract.

If we fail to protect our intellectual property…, page 4

4.   We note your revisions in response to prior comment 9; however, your statement
        that you do not know of any infringement appears to contradict your statement in
        the same sentence that you may be required to obtain licenses or design around
        existing patents if they are upheld by the courts. Please clarify.

The expiration or cancellation of federal tax benefits…, page 4

5.   We note your response to our prior comment 8. Please expand your revised
        disclosure to address when the financial incentives in California and Illinois that
        you mention on page 11 will expire. Please also revise to highlight in the risk
        factor the importance of the state financial incentives, as you have done on page
        11. Finally, please address the last portion of the second sentence in our prior
        comment 8.

6.   If the benefits you cite are material because the cost of purchasing and installing
        your product is greater than alternatives, please add a separate risk factor to
        highlight that cost. Also, if these benefits do not make the cost of purchasing and
        installation of your product competitive with the costs of other sources of energy,
        please explain this risk.

Dilution, page 6

7.   Regarding your response to prior comment 12, please compare the public offering
        price and your net tangible book value per share.

Results of Operations, page 7

8.   Refer to the March 2009 contract mentioned in the last paragraph of this section and exhibit 10.8. With a view toward clarified disclosure, please tell us about all relationships between you or your affiliates and the other party to that contract and its affiliates.

Critical Accounting Policies, page 9

9.   We note in your response to prior comment 71 that you based your expected stock price volatility upon a company that "is larger and more mature than WindTamer Corporation." Please revise your disclosures in critical accounting policies to clearly disclose, if true, that the company used to base your volatility on is of a different size and a different stage of life cycle, and that your actual volatility could be different which could have a material impact on your results of operations.

Liquidity and Capital Resources, page 8

10.   Please expand your response to prior comment 17 to tell us how your prospectus complies with Rule 135c.

11.   To clarify your statement in the second sentence, please disclose the substance of the first paragraph of your response to prior comment 42.

Our Products and Technology, page 12

12.   Given that you have disclosed that your product is developed and manufacturing has begun, please clarify why exhibit 10.8 refers to incurring engineering expenses and a yet-to-be built "prototype."

Business, page 10

13.   We note your responses to our prior comments 21 and 22. Your statement that you have not relied upon the upstate New York school as an expert does not negate your disclosure obligations under the Securities Act and Regulation S-K Item 601(b)(10). To the extent that you have material agreements with the school, please file such agreements as exhibits and expand your risk factors as appropriate.

14.   Regarding your response to prior comment 25:

- Please tell us how you determined that the information remains reliable if you did not obtain consent to use it in your registration statement.

- We note that you have disclosed in your registration statement statistics from sources other than the U.S. Government and the American Wind Energy Association that you cite in your response. We note in this regard your reference to "The Small Wind Turbine Industry" estimates on page 12. To the extent that your response has not addressed all industry statistics you cite, we reissue prior comment 25.

Company Overview, page 10

15.   Regarding your disclosure in response to prior comment 20, please clarify what you mean by "begun working with." Have you completed manufacturing of your products? Do you have a manufacturing or supply contract? If not, are there related risk factors? If you do have contracts, please file them as exhibits to your registration statement.

Industry Overview, page 11

16.   We note your response to our prior comment 26 and that you have removed disclosure contained in the last two paragraphs under this section that appeared in your Form S-1 filed on February 13, 2009. In particular, we note that you removed disclosure stating that "[w]ithout the [federal and state] credits, wind farms using current technology would be much less competitive in the market." Since you have chosen to highlight the availability of federal and state tax credits in this section and on page 14, please balance your disclosure, as appropriate, to address clearly the competitive significance of the government benefits.

Our Products and Technology, page 12

17.   Prior comment 27 was not limited to "similar-sized conventional wind turbines." Therefore, we reissue the comment.

Our Management, page 16

18.   Please expand your response to prior comment 35 to clarify how the issues you mention affect the provision in your Certificate of Incorporation which provides that the directors "shall be divided" into classes.

Executive Officer Compensation, page 17

19.   Please revise your disclosure provided in response to prior comment 18 to present
        it from the perspective of an investor first learning about the transaction from
        your document. For example, you mention "the change" as if investors already
        know what the previous agreement required and what you changed.

20.   Please reconcile your response to prior comment 38 with the "Officer
        compensation" of $94,113 and $176,666 listed on page F-4. Please also clarify
        which individuals received the "Employee benefit" and "Payroll" line items on
        page F-4.

Compensation of Directors, page 17

21.   Please reconcile the amounts listed in the Director Compensation Table with your
        disclosure regarding director fees on page F-4.

Certain Relationships and Related Transactions, page 20

22.   Please reconcile your disclosure in this section that Lucinda Brock earned
        $51,670 in 2008 with your response to our prior comment 38.

23.   Refer to prior comment 41. Please disclose the nature and duration of the
        consulting services mentioned in the last two paragraphs. Also, file the
        agreements as exhibits to your registration statement.

Selling Stockholders, page 20

24.   We note your response to prior comment 47; however, based on your response to
        prior comments 45 and 52, it appears that the consultants were retained, at least in
        part, to directly or indirectly promote a market for your securities. If so, it
        appears that the registration statement involves the distribution of your securities
        by underwriters. Therefore, given that you are not eligible to use Form S-3, you
        should withdraw your registration statement and:

        •   file the registration statement for the "resale" after the conversion because you
            are not eligible to conduct the offering on a delayed or continuous basis under
            Rule 415(a)(1)(x);

        •   when you register the "resale" transaction after conversion, use a form that
            you are eligible to use to register the transaction as a primary offering;

- identify the selling shareholders as underwriters in the registration statement; and

- include the fixed price at which the underwriters will sell the securities for the duration of the offering.

25. Given that this offering appears to be in substance a primary offering, please provide us your analysis supporting your conclusions regarding whether it should be integrated with your pending $20 million "private" financing.

26. We note your response to prior comment 46; however, given that you are engaged in an ongoing offering to the option holders of the common stock underlying the options, it is unclear how you have ensured that your current ongoing offering is and has at all times been eligible for an exemption from registration under the Securities Act. Please advise.

27. We note your response to prior comment 52. With a view toward clarified disclosure, please tell us about the relationships between the beneficial owners of the offered securities. Also tell us how those beneficial owners make voting and investment decisions regarding your securities without the participation of the assignor/consultant such that the assignor of the options would not also be considered a beneficial owner of those securities according to Rule 13d-3.

28. Please reconcile your response to our prior comment 48 that you are "not required to make any payments to the selling stockholders…in exchange for their consulting services…" in light of your disclosure on page 20, which implies that the consulting services provided by Messrs. Kolokouris, Hughes and LaLoggia are ongoing.

29. Refer to your response to prior comment 51. Please tell us which exhibits represent your consulting arrangements with the selling stockholders.

Shares Eligible for Future Sale, page 22

30. Please reconcile the number of restricted securities disclosed on page 22 with your disclosure regarding recent sales of unregistered securities on page II-1.

31. Please clarify when the shares held by affiliates can be sold.

Where You Can Find Additional Information, page 24

32. We reissue prior comment 57. This section continues to include an incorrect address.

Index to Financial Statements, page F-1

Statements of Operations, page F-4

33.   We note in your response to comment 34 that the executive offices are at the
        principal residence of Gerald E. Brock. Please tell us whether you have accrued
        for all costs of doing business for all periods, including rent, compensation, and
        any other services, equipment or property provided without charge as required by
        SAB Topic 1.B.1.

Notes to the Financial Statements, F-7

Note 1. Summary of Significant Accounting Policies, page F-7

-Basic and Diluted Earnings Per Share, page F-8

34.   We note your response to our prior comment 66. You disclose on page 68 that
        there were not any instruments outstanding that could potentially dilute your
        earnings per share in the future because the exercise price of your stock options
        was equal to the fair value of your stock during fiscal 2008. Regardless of
        whether or not the exercise price of your stock options granted during fiscal 2008
        were issued at the fair value of your common stock, these stock options would be
        potentially dilutive to your earnings per share calculation in future reporting
        periods. As such, please revise this note to disclose the number of shares issued
        pursuant to your stock option arrangements or any other form of equity
        consideration issued that were excluded from your diluted earnings per share
        calculation for each reporting period presented as required by 40(c) of SFAS 128.

Indemnification, page II-1

35.   Refer to the third paragraph. Please explain the effect of "BCL Section 719."

Recent Sales of Unregistered Securities During the Past 3 Years, page II-1

36.   Please tell us why this section does not address the option grants mentioned in the
        footnotes to your selling stockholders' table.

37.   Regarding your response to prior comment 75, please clarify the nature of the
        services provided for securities issued under your equity incentive plan. From
        your revised disclosure, it should be clear whether the services were in connection
        with the offer or sale of securities in a capital-raising transaction or directly or
        indirectly promoted or maintained a market for your securities. See Rule 502(a)
        and the definition of *employee benefit plan* in Rule 405.

Undertakings, page II-3

38.   We reissue prior comment 77. Your undertakings continue to omit required
        language.

Exhibits

39.   Please file complete exhibits with attachments. For example, we note the
        attachments missing from exhibit 10.9.

Form 10-K Amended March 30, 2009

40.   Refer to your "Explanatory Note." You should not suggest that comments issued
        by Commission staff members mean that the Commission itself has reviewed
        your documents or issued comments on them.

                        *   *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they
have provided all information investors require for an informed investment decision.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP